August 6, 2010

Dennis C. Pence, President
Coldwater Creek Inc.
One Coldwater Creek Drive
Sandpoint, Idaho 83864

    RE: **Coldwater Creek Inc.**
         Form 10-K FYE January 30, 2010
         File No. 0-21915

Dear Mr. Pence:

    We have completed our review of your filing and do not have any further comments at this time.

            Sincerely,

            John Reynolds,
            Assistant Director